UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                                Hayes Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    00431W108
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 12, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].


                                                              PAGE 1 OF 12 PAGES

                                  SCHEDULE 13D


CUSIP NO.  00431W108                                          PAGE 2 OF 12 PAGES
           ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J.J. Cramer & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  [ ]
                                                                        (B)  [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      1,683,566
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,683,566

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,683,566

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.4%

14        TYPE OF REPORTING PERSON

                   CO

                                  SCHEDULE 13D


CUSIP NO.  00431W108                                          PAGE 3 OF 12 PAGES
           ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  [ ]
                                                                        (B)  [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,683,566
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,683,566

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,683,566

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.4%

14        TYPE OF REPORTING PERSON

                   IN

                                  SCHEDULE 13D


CUSIP NO.  00431W108                                          PAGE 4 OF 12 PAGES
           ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  [ ]
                                                                        (B)  [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,683,566
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,683,566

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,683,566

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.4%

14        TYPE OF REPORTING PERSON

                   IN

                                  SCHEDULE 13D


CUSIP NO.  00431W108                                          PAGE 5 OF 12 PAGES
           ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  [ ]
                                                                        (B)  [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      1,683,566
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,683,566

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,683,566

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.4%

14        TYPE OF REPORTING PERSON

                   PN

                                  SCHEDULE 13D


CUSIP NO.  00431W108                                          PAGE 6 OF 12 PAGES
           ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  [ ]
                                                                        (B)  [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS

                   N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      1,683,566
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,683,566

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,683,566

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.4%

14        TYPE OF REPORTING PERSON

                   CO

CUSIP NO.  00431W108


ITEM 1.  SECURITY AND ISSUER.

         The undersigned hereby amends the statement on Schedule 13D, dated November 27, 1996, as amended by Amendment No. 1, dated December 20, 1996, Amendment No. 2, dated January 3, 1997, Amendment No. 3, dated February 20, 1997, Amendment No. 4, dated March 18, 1997, Amendment No. 5 dated April 8, 1997, Amendment No. 6 dated September 5, 1997 and Amendment No. 7 dated January 7, 1998 (the "Statement") filed by the undersigned relating to the Common Stock, par value $0.01 per share of Hayes Corporation (formerly known as Access Beyond, Inc.) (the "Issuer"), a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

         Of the 1,683,566 Shares held by the Reporting Persons, approximately 661,517 Shares (taking into account a subsequent 1:3 reverse stock split) were acquired pursuant to a stock dividend declared by Penril DataComm Networks, Inc. to stockholders of record November 14, 1996 contingent upon stockholder approval of a merger with Bay Networks, Inc., which occurred on November 19, 1996. The Partnership originally purchased the shares of Penril DataComm Networks, Inc. with its own personal funds in the amount of

                                                              PAGE 7 OF 12 PAGES

CUSIP NO.  00431W108


         $9,733,899. The remaining Shares were purchased with the personal funds of the Partnership in the amount of $9,641,655.52.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Statement shall be amended by adding the following after the second paragraph thereof:

         The Reporting Persons may in the future communicate to the Company, investment bankers, securities analysts and/or other persons the Reporting Persons' views regarding valuation of the Common Stock and may make suggestions to the Company regarding possible options for enhancing shareholder value. Such activities could result in the Company taking actions which involve one or more of the matters described in clauses (a) through (j) of Item 4. No specific agreements or arrangements exist with respect to such matters by or among the Reporting Persons. The Reporting Persons may, at any time and from time to time, and reserve the right to, acquire additional securities of the Company, dispose of any securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by the Reporting Persons in light of their general investment policy, market conditions or other factors.


                                                              PAGE 8 OF 12 PAGES

CUSIP NO.  00431W108


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

         (a) This statement on Schedule 13D relates to 1,683,566 Shares beneficially owned by the Reporting Persons, which constitute approximately 8.4% of the issued and outstanding Shares.

         (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 1,683,566 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 1,683,566 Shares.

         (c) In the last 60 days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.


                                                              PAGE 9 OF 12 PAGES

CUSIP NO.  00431W108


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

         Item 6 of the Statement is amended by deleting on the second line the number "3,135,000" and replacing it with the number "1,683,566."



                                                             PAGE 10 OF 12 PAGES

CUSIP NO.  00431W108


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 1998

                              J.J. CRAMER & CO.


                              By: /s/ James J. Cramer
                              -----------------------
                              Name:  James J. Cramer
                              Title: President


                              /s/ James J. Cramer
                              -------------------
                              James J. Cramer


                              /s/ Karen L. Cramer
                              -------------------
                              Karen L. Cramer


                              CRAMER PARTNERS, L.P.

                              By: CRAMER CAPITAL CORPORATION
                                  its general partner


                              By: /s/ James J. Cramer
                              -----------------------
                              Name:  James J. Cramer
                              Title: President


                              CRAMER CAPITAL CORPORATION

                              By: /s/ James J. Cramer
                              -----------------------
                              Name:  James J. Cramer
                              Title: President


                                                             PAGE 11 OF 12 PAGES

CUSIP NO.  00431W108


                                    EXHIBIT B

                          Transactions in Common Stock
                                 of The Company



                                 No. of Shares
Trade Date                         Purchased                      Cost Per Share
----------                        -----------                     --------------
5/5/98                               50,000                             4.625
5/5/98                                5,000                             4.625
6/12/98                              70,000                             3.623
6/15/98                              10,000                             3.625
6/16/98                              10,000                             3.786
6/22/98                              15,000                             3.375
6/23/98                              20,000                             3.219
6/24/98                              50,000                             3.170
6/25/98                             120,000                             3.397
6/26/98                              50,000                             3.125
6/29/98                              20,000                             2.906
7/1/98                               25,000                             2.725
7/2/98                               20,000                             2.500
7/2/98                                2,400                             2.540
7/6/98                                5,000                             2.500
7/10/98                              25,000                             2.250


                                                             PAGE 12 OF 12 PAGES